FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Vasogen Inc.
2505 Meadowvale Blvd
Mississauga, ON
L5N 5S2

Item 2	Date of Material Change

December 15, 2005

Item 3	News Release

A press release with respect to the material change described herein was issued on December 15, 2005 via Canada News Wire and filed on SEDAR.

Item 4	Summary of Material Change

Vasogen Announces Senior Management Appointments

Item 5	Full Description of Material Change

Vasogen Inc., a leader in the research and commercial development of technologies targeting inflammation underlying cardiovascular and neurological disease, announced the promotion of Christopher J. Waddick to the position of Chief Operating Officer and the appointments of Paul J. Van Damme as Vice President, Finance and Chief Financial Officer and Jacqueline H.R. Le Saux as Vice President, Corporate & Legal Affairs.

Mr. Waddick, who has held a series of progressive senior management positions with Vasogen over the past eight years, will have overall responsibility for the operations of the Company. Mr. Van Damme, who has more than 20 years of financial and operational experience in the biotechnology sector and in other industries, will assume responsibility for financial strategy and reporting functions. Ms. Le Saux, with more than 20 years of business and legal experience in the biotechnology and life sciences industry, will be responsible for corporate and legal matters of the Company.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Confidentiality is not requested

Item 7	Omitted Information

Not applicable

Item 8	Executive Officer

For further information contact Glenn Neumann, Investor Relations of Vasogen Inc. at (905) 817-2004.

The foregoing accurately discloses the material changed referred to herein.

DATED at Toronto, Ontario this 20th day of December, 2005.

VASOGEN INC

By:	/s/ Jacqueline H.R. Le Saux
Name:	Jacqueline H.R. Le Saux
Title:	Vice-President, Corporate & Legal Affairs